EXHIBIT 99.1

TeliaSonera: Interim Report January -- September 2005; Analyst Conference Call on October 25, 2005 (2)

STOCKHOLM, Sweden, Oct. 17, 2005 (PRIMEZONE) -- TeliaSonera: Invitation October 17, 2005: the Interim Report January--September 2005 of TeliaSonera will be released on Tuesday, October 25, 2005.

Mr. Anders Igel, President and CEO of TeliaSonera AB and Mr. Kim Ignatius, Executive Vice President and CFO of TeliaSonera AB, will be holding a teleconference later that day to review the results. You are cordially invited to participate in this conference.

        Date:  October 25, 2005
        Time: 13.30 hours - CET (Stockholm time)
              14.30 hours - (Helsinki time)
              12.30 hours - GMT (London time)
              07.30 hours - EST (New York time)

Slide presentation: A slide presentation will be available on October 25 on TeliaSonera's web site: http://www.teliasonera.com/ir.

Dial-in information: To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

 Dial-in number: +44 (0)20 7162 0081

Participants should quote: TeliaSonera You can also listen to the conference live on our web site.

 Replay number until Nov 1, 2005: +44 (0)20 7031 4064
                                  Access code: 679 462

Best regards, Martti Yrjo-Koskinen, Vice President Deputy Head Investor Relations, TeliaSonera AB Phone: +46 8 504 551 13

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:  TeliaSonera AB
          Martti Yrjo-Koskinen, Vice President Deputy Head
            Investor Relations
          Phone: +46 8 504 551 13

          Journalists can contact:
          TeliaSonera's Press Office, +46-(0)8-713 58 30